UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Other events

Transaction Agreement

ReNew Energy Global Plc (“ReNew” or the “Company”) (NASDAQ: RNW, RNWWW) today announces that it has entered into an agreement dated August 11, 2026 (the “Transaction Agreement”) with Canada Pension Plan Investment Board (“CPP Investments”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with CPP Investments, the “Consortium”) to, subject to the Rollover (as defined below), acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$7.02 per share (the “Acquisition”).

The proposed Acquisition will be structured as a UK scheme of arrangement (the “Scheme”). In connection with the Scheme, each non-Consortium shareholder of the Company will be entitled to either (i) receive US$7.02 in cash for each Share it holds in exchange for transferring its shares to CPP Investments or its designated affiliates (the “Cash Offer”), or (ii) elect to retain its shares (the “Rollover”) and remain a shareholder of the Company. Under the terms of the Transaction Agreement, unless a shareholder specifically makes an election for Rollover prior to the court hearing for the Scheme, such shareholder will receive the Cash Offer.

The Transaction Agreement contains important information about the proposed Acquisition, including information regarding the satisfaction or waiver of certain conditions and certain customary representations, warranties and covenants, and the Scheme. The foregoing description of the Transaction Agreement is not complete and is subject to and qualified in its entirety by reference to the copy of the Transaction Agreement attached as Exhibit 99.1 hereto, which is incorporated herein by reference.

Transaction Announcement

On August 11, 2026, the Company and the Consortium issued a joint announcement (the “Transaction Announcement”) announcing that the Company and the Consortium had reached an agreement on the terms of the proposed Acquisition of the Company by the Consortium. The Transaction Announcement is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement, dated August 11, 2026*

99.2	Transaction Announcement, dated August 11, 2026

*

Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to supplementally furnish supplementally copies of any omitted schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer